EX-99.77C: Submission of matters to a vote of security holders

A Special Joint Meeting of Shareholders of Northern Funds, including the Northern Multi-Manager Funds, and Northern Institutional Funds (the “Meeting”) was held on May 19, 2014, reconvened on June 23, 2014 and reconvened on July 31, 2014, at the offices of Northern Trust Investments, Inc., 50 South LaSalle Street, Chicago, Illinois. At the July 31, 2014 reconvened Meeting, the following matters were voted upon by shareholders of the U.S. Government, U.S. Government Select, Municipal Money Market and Prime Obligations Portfolios of Northern Institutional Funds:

1. To approve a new Management Agreement, included with the Proxy Statement for the Meeting, between each Portfolio listed below and its investment adviser, to provide such Portfolio with investment advisory and administration services under a single agreement and fee structure.

Fund	Affirmation	Against	Abstain	Broker NON-VOTE
U.S. Government Portfolio	4,031,114,966	5,186,180	873,570	N/A
U.S. Government Select Portfolio	9,322,153,487	2,336,759	105,156,869	N/A
Municipal Money Market Portfolio	2,621,620,587	817,652	921,019	N/A
Prime Obligations Portfolio	1,688,767,580	466,214	11,529	0.070